SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                Entergy Power Holdings Maritza BV
                  ____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



         Frederick F. Nugent, Esq.      Thomas C. Havens, Esq.
         General Counsel                Jones, Day, Reavis & Pogue
         Entergy Wholesale Operations   599 Lexington Avenue
         20 Greenway Plaza              New York, New York 10022
         Suite 1025
         Houston, Texas  77046

      Entergy Power Holdings Maritza BV ("EPHM"), a company organized under the laws of The Netherlands and a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that EPHM is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                Entergy Power Holdings Maritza BV
                Strawinskylaan 1725
                1077 XX Amsterdam
                The Netherlands

     EPHM is an indirect, wholly-owned subsidiary of Entergy formed to hold its investments in Maritza East III Power Company AD ("Maritza East III") and Maritza East 3 Operating Company AD ("OpCo"). Maritza East III, which is also a FUCO, is a joint venture company formed by subsidiaries of Entergy and NEK (the state-owned utility in Bulgaria) for the purpose of jointly owning the Maritza East III power generating facility, located near Stara Zagora in south central Bulgaria (the "Plant"). OpCo, which is also a FUCO, is a jointly-owned Bulgarian company formed to operate the Plant. The Plant currently consists of four 210 MW (nominal) lignite coal-fired electric generating units and appurtenant buildings and property. Through Maritza East III, Entergy and NEK plan to rehabilitate and modify the Plant. Currently, Entergy and NEK own 51% and 49%, respectively, of Maritza East III. Upon financial closing, Entergy's ownership interest in Maritza East III will be increased to 73% (and NEK's interest reduced to 27%). All of the output from the Plant is currently expected to be sold to NEK at wholesale.

      No other person (other than Entergy and its direct or indirect subsidiaries) currently owns a 5% or more voting interest in EPMH.

Item 2. Domestic Associate Public-Utility Companies of EPMH and their Relationship to EPMH.

      The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EPMH: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPMH.

EXHIBIT A.     State Certification.

                         Not applicable.




                            SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         ENTERGY POWER DEVELOPMENT CORPORATION


                         By:  /s/ Robert A. Malone
                            Robert A. Malone
                            Vice President

Dated:  December 18, 2001